NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia V6C 0B4
604-623-4700
1-888-600-2200

MANAGEMENT INFORMATION CIRCULAR

Dated this 21st day of March, 2013

MANAGEMENT INFORMATION CIRCULAR

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NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia
Canada   V6C 0B4

MANAGEMENT INFORMATION CIRCULAR (This information is given as at March 21, 2013, unless otherwise indicated)

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”) for use at the annual and special meeting of the shareholders of the Company (“the Meeting”) (and at any adjournment thereof) to be held on Tuesday, May 14, 2013 at the time and place and for the purposes set forth in the accompanying notice of meeting.

The Company will bear the expense of this solicitation.  It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

If you are a registered shareholder, you will be mailed Nevsun’s 2012 financial statements and management discussion and analysis (“MD&A”) unless you requested in writing not to receive them. If you wish to receive interim reports, please complete and return the appropriate card in this package to indicate your preference. If you are a beneficial shareholder and wish to receive the annual report and interim reports next year, please complete and return the appropriate card in this package to indicate your preference.

The Company will send a copy of its management proxy circular, annual information form, audited consolidated financial statements and MD&A, free of charge to any person upon written request to the corporate secretary at Suite 760 – 669 Howe Street, Vancouver BC V6C 0B4. These documents can be viewed on the Company’s website (www.nevsun.com), and on SEDAR (www.sedar.com). Additional information relating to the Company is on SEDAR. Financial information is provided in the Company’s comparative financial statements and the MD&A for the Company’s most recently completed financial year. The Company’s management proxy circular, annual information form, audited consolidated financial statements and MD&A are also filed with the US Securities and Exchange Commission (SEC) under its Form 40-F. This document can be viewed on EDGAR under “Search for Company Filings” (www.sec.gov/edgar.shtml).

The contents and the sending of this Information Circular have been approved by the board of directors of the Company (the “Board”).

All dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2012 was CAD$1.00 = US$1.01.

RECORD DATE

The directors of the Company have set the close of business on March 21, 2013 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee

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may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at the following address: Suite 760 - 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are designated as proxy holders by management of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and Internet voting can be completed at www.investorvote.com.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular.  The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

REVOCATION OF PROXIES

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the chairman of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names.  Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the

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vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted (for/against or withhold resolutions) upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial shareholders: those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The meeting materials are being sent to both OBOs and NOBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting.  The proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation under NI 54-101 permits the Company to forward meeting materials directly to NOBOS.  If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The meeting materials for OBOS will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.  The Company does not intend to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOS under NI 54-101. OBOS will not receive the materials unless the OBOS’ intermediary assumes the cost of delivery.\

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VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions, will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value.  On March 21, 2013, the Record Date of the Meeting, 199,007,815 common shares were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the enclosed proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on March 21, 2013, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and address	Number of Shares(1)	Percentage of Outstanding Common Shares
M&G Investment Management Ltd. Franklin Advisers Inc. BlackRock, Inc.	38,500,000 24,440,800 24,019,656	19.3% 12.3% 12.1%

(1)	This information is based on the latest available EDGAR filed reports with an effective date December 31, 2012, available online. To the best of management’s knowledge, there have been no significant changes to the above holdings at the date of this Circular.

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PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The Board presently consists of five directors.  Management is nominating five individuals to stand for election as directors at the Meeting. It is proposed that the number of directors to be elected at the Meeting for the ensuing year be fixed at five.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Subject to the Company’s Election of Directors and Majority Voting Policy (which is attached as Appendix “D”), each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation or employment during the past five years if such nominee is not presently an elected director, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, or controlled or directed by him, directly or indirectly, as at March 21, 2013.

Name, Position Province Or State And Country Of Residence (1)	Principal Occupation	Directo Since	Number Of Shares(2)
R. STUART ANGUS(3)(5)(7)(8) Director British Columbia, Canada	Business Advisor to the mining industry.	January 2003	402,392 (<1%)
CLIFF T. DAVIS Director British Columbia, Canada	President and Chief Executive Officer of the Company.	December 1997	1,553,219 (<1%)
ROBERT J. GAYTON(3)(4)(7)(8) Director British Columbia, Canada	Financial Consultant and Director of public companies.	November 2003	62,470 (<1%)
GARY E. GERMAN(3)(4)(5)(6)(7) Director Ontario, Canada	Independent Director and Advisor.	April 1996	291,794 (<1%)
GERARD E. MUNERA(3)(4)(5)(7 Director Connecticut USA	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	582,618 (<1%)

(1)	The information as to province of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as at March 21, 2013 as reported on the SEDI website at www.sedi.ca.
(3)	Member of the Corporate Governance & Nomination Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Human Resources Committee.

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(6)	Member of the Social, Environmental, Health & Safety Committee.
(7)	Member of the Special Committee.
(8)	Member of the Litigation Committee.

Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board, namely:  (1) Audit Committee, (2) Corporate Governance and Nominating Committee, (3) Human Resources Committee, (4) Social, Environmental, Health & Safety Committee, (5) Special Committee, and (6) Litigation Committee.  The Board does not currently have an Executive Committee.

The following table sets out the members of such Committees as at the date of this Information Circular:

NAME OF COMMITTEE	MEMBERS OF COMMITTEE
Audit Committee	Robert J. Gayton (Chair) Gary E. German Gerard E. Munera
Corporate Governance and Nominating Committee	Gary E. German (Chair R. Stuart Angus Robert J. Gayton Gerard E. Munera
Human Resources Committee	Gerard E. Munera (Chair) R. Stuart Angus Gary E. German
Social, Environmental, Health & Safety Committee	Gary E. German (Chair) Frazer W. Bourchier(1) Todd E. Romaine(1)
Special Committee	R. Stuart Angus (Chair) Robert J. Gayton Gary E. German Gerard E. Munera
Litigation Committee	R. Stuart Angus (Chair) Robert J. Gayton

(1)	Frazer W. Bourchier is the Chief Operating Officer of the Company; and Todd E. Romaine is the Vice President Corporate Social Responsibility of the Company.

Minimum Share Ownership Guidelines

On March 19, 2013, the Board adopted minimum share ownership guidelines recommending that each director own shares, directly or indirectly, of the Company equivalent in value to their respective director’s annual retainer fee (excluding the value of stock option grants) or a minimum of 30,000 shares, whichever is lower.  It is recommended that directors attain this minimum within two (2) years from the date of their appointment to the Board.  It is recommended that the CEO own a minimum number of shares equivalent in value to one (1) times his base salary within three (3) years from the date of appointment to the position of CEO.

At March 21, 2013, the Company's directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 2,892,493 common shares with a total value of approximately $11 million (with the CEO owning $5.9 million), directly or indirectly, representing approximately 1.45% of the issued and outstanding common shares of the Company.

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As at December 31, 2012, each of the directors and CEO meet the minimum share ownership guideline requirement. The table below outlines share ownership of each director and the CEO as at March 21, 2013.

Name	Ownership	Value $(1)
R. Stuart Angus, Director	402,392	1,537,137
Cliff T. Davis, President and CEO, Director	1,553,219	5,933,296
Robert J. Gayton, Director	62,470	238,635
Gary E. German, Director	291,794	1,114,653
Gerard E. Munera, Director	582,618	2,225,601

(1)	Calculation based on the number of shares owned and the closing price ($3.82) of the Company’s shares as at March 21, 2013.

 Majority Voting

The Company has adopted a majority voting policy pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a director than shares voted in favour of his or her election and tenders his or her resignation, the Corporate Governance and Nominating Committee (“CGN Committee”) will expeditiously consider the director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release.  The applicable director will not participate in any committee or Board deliberations on the resignation offer.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

Certain directors of the Company are, as at the date of this Information Circular, or were within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a company that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, details of which are described below:

i.	Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively; and,

ii.	R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

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One director of the Company has been, within the 10 years before the date of this Information Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

i.	Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Appointment of Auditor

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  The proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

Confirmation and Approval of Advance Notice Policy

Background

On March 19, 2013, the Board of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule “C”. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

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Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule “C”.  The terms of the Advance Notice Policy are summarized below.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Part 5, Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the corporate secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the corporate secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated March 21, 2013, be and is hereby ratified, confirmed and approved;

2.	The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

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3.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s Board recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Information Circular, named executive officers of the Company mean the following individuals (the “Named Executive Officers” or “NEO”):

(a)	the Company's Chief Executive Officer (the “CEO”);

(b)	the Company's Chief Financial Officer (the “CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation (see “Summary of Compensation”) was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 – Statement of Executive Compensation for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2012, the end of the most recently completed financial year of the Company, the Company had five NEOs, being Cliff T. Davis, President and CEO, Peter J. Hardie, CFO, Frazer W. Bourchier, Chief Operating Officer (“COO”), Kevin A. Moxham, General Manager Bisha Mine, and Scott A. Trebilcock, Vice President Business Development and Investor Relations.

COMPENSATION DISCUSSION AND ANALYSIS

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. The normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and additional compensation as defined herein.

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have transitioned from successful development of the Bisha Mine in Eritrea and commencement of commercial production – achieved in early 2011 – to successful operations, expansion of existing assets and evaluation of potential asset additions.  The compensation program is designed to reward contributions to these achievements which enhance the Company’s success at meeting its objectives. It is managed by the Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  This committee consists of three independent directors, as indicated above under the heading “Election of Directors”, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.

The compensation strategy is determined by the HR Committee with assistance from an independent consultant, and is designed to be competitive with those offered by publicly traded mining companies comparable to the Company in terms of size, assets, production and region of operation. The HR Committee engaged Roger Gurr and Associates to review senior executive and director compensation in

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2010, 2011 and 2013.  The latest review by the consultant was performed in early 2013 which undertook to ensure the rates and forms of compensation recognize job impact, performance and changing Company requirements, and assisted the HR Committee in developing a justifiable compensation strategy for its NEOs using three basic elements: base salary, bonus opportunity and equity based compensation. The fee charged by the independent compensation consultant was $29,000 for the most recent compensation review.

A list of comparator companies was established for the purposes of considering the competitiveness of certain elements of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations for the 2013 fiscal year. The Board targeted total compensation at a level approximately in line with the median for the comparator companies.  The following 16 companies, all of a somewhat similar size to the Company in terms of production levels and complexity, were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review in 2013:

Alamos Gold Inc.	HudBay Minerals Inc.
AuRico Gold Inc.	Iberian Minerals Corp.
Aurizon Mines Ltd.	Katanga Mining Ltd.
Capstone Mining Corp.	Lundin Mining Corp.
Centerra Gold Inc.	Pan American Silver Corp.
Dundee Precious Metals Inc.	Semafo Inc.
Eastern Platinum Ltd.	Taseko Mines Ltd.
Golden Star Resources Ltd.	Thompson Creek Metals Co Inc

The HR Committee expects to review the comparator group on a regular basis to ensure they continue to constitute an appropriate comparator group.

In order to attract and retain competent executive staff in a highly competitive market, bonus levels and long-term incentives are set in the top quartile of the comparator group depending upon performance levels.  Specific performance measurement criteria were established for NEOs, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

The measurement criteria for the CEO in 2012 included (1) managing Eritrea Government relations; (2) operational success and risk management; (3) building and maintaining effective strategic relationships with key shareholders; and (4) achieving successful negotiations in Company transactions.  The maximum annual bonus level set for the CEO is 100% of annual salary.

The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO, but tailored to their operating function.  The maximum annual bonus level set for the NEOs other than the CEO and the General Manager of Bisha Mine is 70% annual salary.  The General Manager of Bisha Mine has a maximum bonus level of 50% annual salary.  These levels were set following an analysis of the comparator group and the Company’s total shareholder return (TSR) over three years, and determined by the HR Committee to be appropriate.

At the end of 2012 each officer carried out a self-evaluation, which was reviewed by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of the other NEOs. As a result, performance bonuses were paid to the officers after having reached targeted performance criteria to varying degrees. The bonus amounts are as disclosed in the summary executive compensation table.

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Long-term incentives for NEOs have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and directors.  The value of options granted to NEOs is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be in the median to top quartile of the comparator group.  Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision-making process.  Outstanding options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary.  The compensation review encouraged an assessment of various other incentive arrangements as the Company progressed into other phases.  Potential arrangements included restricted share units, performance share units and stock appreciation rights.  After due consideration, the HR Committee favoured keeping in place the stock appreciation right (“SAR”) which was activated in 2011 and built into the Plan.  A SAR may be granted in tandem with an option under the Company’s Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The SAR has no dilutive effect on the Company’s stock when exercised, which makes it attractive. Further details of the Plan are described under Equity Compensation Plan Information.

In addition to a share-settled SAR, the Company in 2012 granted cash-settled SARs to directors, including the CEO.  The cash-settled SARs have similar vesting and measurement criteria as a stock option, but do not involve any issuance of shares on exercise and accordingly, have no dilutive effect.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

At the date of this Information Circular, the Company did not have a policy regarding purchase of financial instruments by NEOs such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of the Company’s equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options and stock appreciation rights granted under the Stock Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other two elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the HR Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

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The HR Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Company’s common shares, assuming a $100 investment was made on December 31, 2008 and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2008	Dec. 2009	Dec. 2010	Dec. 2011	Dec. 2012
Nevsun	$100	$267	$784	$614	$487
S&P/TSX Index	$100	$131	$150	$133	$138

The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the NEOs ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2008 to 2012, although industry-specific factors have influenced compensation over the same period. Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at a time of grant will also vary based on corporate performance; however, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the NEOs’ in-the-money value of outstanding stock option awards.

Compensation Governance

The HR Committee is comprised of only independent members within the meaning of NI 52-110 and while the Board determines its members, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached to this circular as “Schedule A - Human Resources Committee Mandate”. The current members of the HR Committee are Gerard E. Munera (Chair), Gary E. German and R. Stuart Angus.  Mr. Munera has direct experience relating to executive compensation matters, having served on the Compensation Committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation, and serving presently on the Compensation Committee of Dynamic Material Corporation, a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

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Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2012, December 31, 2011, and December 31, 2010.

Name and Principal Position	Year	Salary $	Option-based awards $(4)	Non-equity incentive plan compensation $		All other compensation $(6)	Total compensation $
				Annual incentive plans(5)	Long term incentive plans
Cliff T. Davis President and Chief Executive Officer	2012 2011 2010	550,000 500,000 400,000	439,635(7) 1,739,385 1,958,280	500,000 550,000 600,000	Nil Nil Nil	Nil 115,424 Nil	1,489,635 2,904,809 2,958,280
Frazer W. Bourchier Chief Operating Officer(1)	2012 2011 2010	400,000 Nil Nil	439,635 512,139(1) Nil	250,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	1,089,635 512,139 Nil
Kevin A. Moxham General Manager, Bisha Mine(2)	2012 2011 2010	375,000(8) 31,250(8) Nil	104,195(8) 502,196(8) Nil	228,750(8) Nil Nil	Nil Nil Nil	Nil Nil Nil	707,945(8) 533,446(8) Nil
Peter J. Hardie, Chief Financial Officer	2012 2011 2010	270,000 243,000 192,000	219,817 521,816 587,484	80,000 125,000 150,000	Nil Nil Nil	Nil Nil Nil	569,817 889,816 929,484
Scott A. Trebilcock Vice President Business Development and Investor Relations(3)	2012 2011 2010	270,000 243,000 63,830	293,090 173,939 435,515	189,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	752,090 566,939 499,345

(1)	Frazer W. Bourchier’s employment agreement was executed October 10, 2011 and stock options were granted to him on October 26, 2011. His employment commenced January 1, 2012.
(2)	Kevin A. Moxham began his employment in November 2011 and is paid a grossed-up amount to cover expatriate taxes.
(3)	Scott A. Trebilcock began his employment in September 2010.
(4)	The Black-Scholes formula is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.
(5)	In December, 2012, the Board approved bonuses for Cliff T. Davis, Frazer W. Bourchier, Peter J. Hardie and Scott A. Trebilcock in respect of services performed under incentive compensation arrangements described above.
(6)	Cliff T. Davis was paid unused vacation in 2011.
(7)	In 2012 Cliff T. Davis was also granted 310,000 cash-settled SARs with an exercise price of $4.27 and expiry of November 20, 2017. These cash-settled SARs were not in-the-money as of December 31, 2012.
(8)	Kevin A. Moxham is paid in U.S. Dollars. Amounts shown in the above table for Mr. Moxham are in U.S. Dollars.

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Terms of Agreements

The terms of the 2012 executive roles to January 1, 2013 were as follows:

Cliff T. Davis, Chief Executive Officer, had a salary increase in July 2011 from $450,000 to $550,000, and again at January 1, 2013 to $675,000.

Frazer W. Bourchier, Chief Operating Officer, began his employment on January 1, 2012 at a salary of $400,000 which was increased to $440,000 as at January 1, 2013.

Scott A. Trebilcock began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and again as at January 1, 2013 to $300,000.

Kevin A. Moxham works under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company, as General Manager commencing November 2011 at a salary of US $300,000 plus 20% to cover his expatriate taxes.

Peter J. Hardie, Chief Financial Officer, had a salary increase in July 2011 from $216,000 to $270,000.  Mr. Hardie was appointed Vice President, Finance on January 24, 2013.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Mssrs. Davis, Bourchier, Hardie and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-	If the Company terminates employment without cause or adequate notice prior to end of the term;

-	In the event of a change of control of the Company and the employee gives the Company 90 days written notice of termination.

Either of these conditions will result in severance payments due from the Company to the affected employee.  The amount due is two times the employee’s base salary plus 4% in lieu of benefits plus two times the annual target bonus established by the HR Committee or the Board for the employees.  The affected employees are Mssrs. Davis, Bourchier, Hardie, and Trebilcock. The annual target bonus for Mssr. Davis, CEO, is 100% of his annual salary and the annual target bonus for each of Mssrs. Bourchier, Hardie, and Trebilcock is 70% of his annual salary. These provisions are consistent with industry standards for executives in similar positions and recognize the critical nature of these positions in the event there is a change in control or where the employee loses his job through no fault of his own.

Assuming there had been change of control as at January 1, 2013 the Company estimates the total change of control and termination benefits of its 2012 NEOs to be approximately $6.3 million plus any amounts attributable to stock-based compensation benefits as outlined in the Option-based awards table below and taking into account the changes to compensation effective January 1, 2013.  Any outstanding options or share appreciation rights which are not vested would become vested upon notice of a change of control.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  The Company also does not provide share based awards or long term incentives to NEOs.  Therefore, these types of compensation are not included in any of the tables in this document.

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Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth details with respect to stock options (excludes SARs) held by the NEOs at December 31, 2012.

Name	Number of securities underlying unexercised options #	Option exercise price $(2)	Option expiration date	Value of unexercised in-the-money options, vested $(3)	Value of unexercised in- the-money options, unvested $
Cliff T. Davis	500,000(1) 1,000,000(1) 500,000(1) 300,000 310,000(4)	3.14 3.14 5.68 4.27 4.27	May 13/15 May 13/15 Feb 1/16 Nov 20/17 Nov 20/17	555,000 1,110,000 Nil N/A N/A	N/A N/A N/A Nil Nil
Peter J. Hardie	100,000(1) 300,000(1) 150,000(1) 150,000	3.14 3.14 5.68 4.27	May 13/15 May 13/15 Feb 1/16 Nov 20/17	111,000 333,000 Nil N/A	N/A N/A N/A Nil
Frazer W. Bourchier	300,000(1) 300,000	4.81 4.27	Oct 26/16 Nov 20/17	Nil N/A	Nil Nil
Scott A. Trebilcock	300,000(1) 100,000(1) 50,000(1) 200,000	4.16 5.71 5.68 4.27	Aug 17/15 Nov 19/15 Feb 1/16 Nov 20/17	27,000 Nil Nil N/A	N/A N/A N/A Nil
Kevin A. Moxham	300,000 80,000	4.81 4.27	Oct 26/16 Nov 20/17	Nil N/A	Nil Nil

(1)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.
(2)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.
(3)	Based on the difference between the market value of $4.25 per common share on December 31, 2012 and the exercise price of the options.
(4)	Cash-settled SAR which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.

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Incentive Plan Awards – Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2012, for each of the NEOs.  Option based awards vested during 2012 were granted as follows:

Name	Option-based awards – Value vested during year $(1)	Non-equity incentive plan compensation – value earned during the year $(2)
Cliff T. Davis	N/A(4)	500,000
Peter J. Hardie	N/A(4)	80,000
Frazer W. Bourchier	Nil(5)	250,000
Scott A. Trebilcock	N/A(4)	189,000
Kevin A. Moxham	Nil(5)	228,750(3)

(1)	Amounts represent the aggregate dollar value that would have been realized if all options that vested during 2012 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($4.70) and the exercise price of the options ($4.81).
(2)	Amounts represent actual cash bonuses paid with respect to services performed in 2012.
(3)	Kevin A. Moxham is paid in U.S. Dollars. Amounts shown in the above table for Mr. Moxham are in U.S. Dollars.
(4)	Not Applicable as these options did not vest during 2012.
(5)	On October 26, 2011 Mssrs. Bourchier and Moxham were granted, collectively, 600,000 stock options at an exercise price of $4.81 of which 300,000 vested on October 16, 2012. These options were out-of-the-money as at December 31, 2012.

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DIRECTOR COMPENSATION

Directors who are not officers of the Company receive an annual retainer fee of $75,000.  The Chairman, R. Stuart Angus, receives an annual retainer fee of $90,000 per year. In addition to these amounts, during periods where the Special Committee is active, its members – Mssrs. German, Munera and Gayton – receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives an additional $25,000 per year.  All members of the Special Committee receive an additional $1,000 per meeting.  No additional amounts were paid to members of the Special Committee in 2012.  In early 2012 a Litigation Committee was formed with R. Stuart Angus and Robert Gayton, who each receive an annual retainer fee of $25,000.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2012 to directors who are not Named Executive Officers (NEOs).

Name	Fees Earned $	Option- based awards $(1)	Non-equity incentive plan compensation $(1)	All other compensation $	Total $
R. Stuart Angus	115,000(3)	87,927	Nil	Nil	202,927
Anthony J. Ferguson(2)	48,958(4)	270,759	Nil	Nil	319,717
Robert J. Gayton	100,000(3)	65,945	Nil	Nil	165,945
Gary E. German	75,000	65,945	Nil	Nil	140,945
Gerard E. Munera	75,000	65,945	Nil	Nil	140,945

(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of options granted and cash-settled SARs.
(2)	Anthony J. Ferguson, upon appointment as a director of the Company, was granted 250,000 options on March 16, 2012 with an exercise price of $3.53. Upon his resignation on November 10, 2012 the Board opted to immediately vest his options with an expiry date of January 7, 2013.
(3)	R. Stuart Angus and Robert J. Gayton each received an additional $25,000 as a member of the Litigation Committee.
(4)	Mssr. Ferguson’s annual retainer fee was pro-rated to the date of his resignation.

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Director Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth all awards outstanding at December 31, 2012 for each of the directors who are not NEOs.

Name	Number of securities underlying unexercised options #	Option exercise price $(1)	Option expiration date	Value of unexercised in- the-money options, vested $	Value of unexercised in- the-money options, unvested $
R. Stuart Angus	200,000(2) 400,000(2) 200,000(2) 60,000	3.14 3.14 5.68 4.27	May 13/15 May 13/15 Feb 1/16 Nov 20/17	222,000 444,000 Nil(4) N/A(3)	N/A(5) N/A(5) N/A(5) Nil(6)
Robert J. Gayton	150,000(2) 300,000(2) 150,000(2) 45,000	3.14 3.14 5.68 4.27	May 13/15 May 13/15 Feb 1/16 Nov 20/17	166,500 333,000 Nil(4) N/A(3)	N/A(5) N/A(5) N/A(5) Nil(6)
Gary E. German	150,000(2) 150,000(2) 150,000(2) 300,000(2) 150,000(2) 45,000	1.35 1.70 3.14 3.14 5.68 4.27	Aug 19/13 Aug 25/14 May 13/15 May 13/15 Feb 1/16 Nov 20/17	435,000 382,500 166,500 333,000 Nil(4)) N/A(3)	N/A(5) N/A(5) N/A(5) N/A(5) N/A(5) Nil(6)
Gerard E. Munera	150,000(2) 150,000(2) 150,000(2) 300,000(2) 150,000(2) 45,000	1.35 1.70 3.14 3.14 5.68 4.27	Aug 19/13 Aug 25/14 May 13/15 May 13/15 Feb 1/16 Nov 20/17	435,000 382,500 166,500 333,000 Nil(4) N/A(3)	N/A(5) N/A(5) N/A(5) N/A(5) N/A(5) Nil(6)

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.
(2)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.
(3)	Not Applicable as these options have not vested.
(4)	Options vested were out-of-the-money as at December 31, 2012.
(5)	Not Applicable as these options have vested.
(6)	Options unvested were out-of-the-money as at December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value vested or earned on incentive plan awards of stock options or SARs during the year ended December 31, 2012, for any of the directors who are not NEOs.

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Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash SARs awards held by the Directors who were not Named Executive Officers as at the end of December 31, 2012.

Name	Cash SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value Of Unexercised In- The-Money Cash SARs(1) $
R. Stuart Angus	217,000	4.27	Nov 20/17	N/A(2)
Robert J. Gayton	163,000	4.27	Nov 20/17	N/A(2)
Gary E. German	163,000	4.27	Nov 20/17	N/A(2)
Gerard E. Munera	163,000	4.27	Nov 20/17	N/A(2)

(1)	Calculated based on the closing price of the Company's common shares ($4.25) on the TSX at December 31, 2012.
(2)	None of these cash-settled SARs vested during 2012 and were out-of-the-money as at December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table below sets forth details of the Company’s Stock Option Plan at December 31, 2012 and at the date of this Information Circular. The former stock option plan (the “Former Plan”) expired on April 27, 2012, and the new stock option plan (the “New Plan”) was approved by shareholders on September 5, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options $	Number of securities remaining available for future issuance under incentive stock option plan(1)
Former Plan, at December 31, 2012	8,242,500	4.02	Nil(2)
Former Plan, at the date of this Information Circular	7,967,500	4.04	Nil(2)
New Plan, at December 31, 2012	2,615,000	4.27	2,573,840
New Plan, at the date of this Information Circular	2,865,000	4.27	2,600,528

(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding options.
(2)	This number became Nil on April 27, 2012 when the Former Plan expired.

The Former Plan was approved by the shareholders in April 2006 and amended in May 2010 at the Company’s annual general meeting.  Minor amendments were made by the Board and approved by the TSX in 2011 to accommodate the newly required stock option benefit withholding tax, add a cashless exercise provision, and activate the Plan’s SAR provision. The Former Plan allowed for a maximum number of common shares issuable to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable (“Plan Balance”) up until the date of expiry, could be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under this type of plan with a rolling maximum percentage of outstanding shares be approved by the shareholders of the Company.  The ability to grant options under the Former Plan expired on April 27, 2012; however, options granted under the Former Plan continue to exist until the earlier of their exercise or expiry.

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The New Plan provides for a maximum number of securities equaling 6.75% of the outstanding shares which may be granted as options and including in this calculation the number of options currently outstanding in the Former Plan.  The New Plan allows for a maximum number of common shares issuable to not exceed 6.75% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the Plan Balance up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2012 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee  indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2012, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s annual information form dated March 20, 2013 which contains information for the year ended December 31, 2012. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.

CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance policies and mandates may also be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the Board reviews the relationship each director has with the Company to determine whether or not their independence is maintained. When a director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the director’s independent judgment, that director is considered to be independent. The Board has determined that a majority, or four of the five directors, are independent. Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company. R. Stuart Angus is the Chairman of the Company and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent director is Cliff T. Davis, due to his position as President and Chief Executive Officer of the Company.

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(b)	Other Directorships

The directors who are presently a director of other reporting issuers, and the names of the issuers are as follows:

R. Stuart Angus	Dynasty Gold Corp. Riva Gold Corporation Santa Fe Metals Corporation San Marco Resources Inc. Tirex Resources Ltd. Wildcat Silver Corporation Yellowhead Mining Inc.
Cliff T. Davis	Helio Resource Corp.
Robert J. Gayton	Amerigo Resources Limited B2Gold Eastern Platinum Limited Silvercorp Metals Inc. Western Copper & Gold Corporation
Gerard E. Munera	Dynamic Materials Corp.

(c)	Meetings of Independent Directors

The Board has adopted the practice of following each meeting with an independent directors’ discussion. In 2012, there were five meetings of the Board, all of which were followed by a meeting of the independent directors without the involvement of management. In addition, meetings of certain committees of the Board take place during the year. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent directors, met three times in 2012, each time involving all independent directors without management present. In 2012, the CGN Committee, consisting of four independent directors, met three times in 2012.

(d)	Role of Chair

R. Stuart Angus, chair of the Board, is considered to be an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

(e)	Attendance at Meetings

All current directors of the Board attended all five Board meetings held during the year ended December 31, 2012. Anthony J. Ferguson, former Board member who resigned November 10, 2012, attended two of the Board meetings held during the year ended December 31, 2012.

Board Mandate

The full text of the Board’s mandate is attached as Schedule “B” - Board Charter.

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Position Descriptions

The Board has adopted written position descriptions for its chair, also the chair of each of the Board’s committees.  The position descriptions are in line with each of the committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HR Committee annually reviews and monitors the achievement of corporate objectives which the CEO is responsible for meeting.

Orientation and Continuing Education

A new director is provided with an orientation to the role of the Board, its committees and directors, and to the nature and operation of the business.  This consists of:  i) a series of meetings held with the chair, individual directors and the CEO to take place prior to the next formal Board meeting, ii) the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles, and iii) a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its directors as a group.   To ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors, directors are briefed at least monthly and at each Board meeting, by the CEO or senior management at Bisha Mine, on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual directors themselves who are responsible for keeping their education current, each of the directors hold memberships in relevant organizations and circulate information freely to other directors, including opportunities to attend conferences or training.

Ethical Business Conduct

The Board has updated and adopted a written code of ethics (the “Code”) for its directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/ governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee, requesting a signature acknowledging the employee has read and understood its content.   In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the chair of the Audit Committee.  This is monitored by the Audit Committee and any reported infractions are communicated to the chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2012 to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length directors.

Nomination of Directors

Before identifying new Board members for nomination, the potential need for new directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Board members.   The CGN Committee is composed of all independent directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

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Compensation & Assessments

The Board determines director and officer compensation by the recommendation of the HR Committee.  The HR Committee consists of three independent directors and, with consultation from the CEO:            (i) reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts; (ii) with the CEO, sets compensation parameters; (iii) assesses the CEO’s performance against pre-agreed objectives; (iv)  reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements; (v) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues; and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

Roger Gurr and Associates, an independent compensation consulting firm, has been contracted by the Company over the last four years to evaluate and assist in determining executive officer and director effectiveness as well as compensation of directors and senior officers.  Using the guidelines provided by the consultants, the HR Committee held meetings to determine their objectives for compensation and bonuses in 2012.

In addition, director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

Other Board Committees

In addition to the Audit Committee, the HR Committee and the CGN Committee, the Company has a Social, Environmental, Health and Safety Committee, a Litigation Committee which was newly formed in early 2012 consisting of two independent directors, Stuart Angus and Robert Gayton, and a Special Committee.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE MKT LLC (“NYSE MKT”), which was previously the American Stock Exchange.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2012 is provided in the Company’s consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 21, 2013

“Cliff T. Davis”

President & CEO

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SCHEDULE “A”

NEVSUN RESOURCES LTD.

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee (the “HR Committee”) of Nevsun Resources Ltd. (the “Company”) shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The HR Committee shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives;

2.	Annually review and assess the chief executive officer's (the “CEO”) performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the HR Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Annually review and recommend to the Board the amount and form of directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual information circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

Adopted and amended by the Board on January 9, 2003, February 21, 2005, and May 4, 2012.

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SCHEDULE “B”

NEVSUN RESOURCES LTD.

BOARD CHARTER

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the chief executive officer (the “CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairs including selecting its chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)	The Board has the statutory responsibility to:

i.	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.	direct the management of the business and affairs of the Company; and

iii.	act in accordance with its obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.	the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.	the rules and policies of the Toronto Stock Exchange;

6.	the rules and policies of the NYSE MKT; and

7.	other relevant legislation and regulations.

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c)	The directors in exercising their powers and discharging their duties must:

i.	act honestly and in good faith with a view to the best interests of the Company; and

ii.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)	The Board has the responsibility for considering, among other things, the following matters:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of auditor;

iii.	the issuance of securities for equity and debt capital;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.	the approval of interim and annual financial statements of the Company; and

viii.	the adoption, amendment or repeal of the constating documents of the Company.

e)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

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5.	Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and its committees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

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b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

This Board Charter was adopted and amended by the Board on January 9, 2003 and November 12, 2009.

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SCHEDULE “C”

NEVSUN RESOURCES LTD.

ADVANCE NOTICE POLICY

INTRODUCTION

Nevsun Resources Ltd. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this advance notice policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

NOMINATIONS OF DIRECTORS

1.	Only persons who are eligible under theBusiness Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or pursuant to a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)	who, at the close of business on the date of the giving of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company in accordance with paragraph 7.

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3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(a)	in the case of an annual general meeting of shareholders, not less than 40 nor more than 75 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (as defined in paragraph 6 of this Policy) of the date of the annual general meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)	the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph 6 of this Policy) (including such person’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

(b)	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

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5.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)	“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; and

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.	Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the mailing address on the Company’s SEDAR profile or sent by facsimile transmission to the fax number on the Company’s SEDAR profile (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Advance Notice Policy was approved and adopted by the Board on March 19, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

This Advance Notice Policy was approved and adopted by the Board on March 19, 2013.

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SCHEDULE “D”

NEVSUN RESOURCES LTD.

ELECTION OF DIRECTORS AND MAJORITY VOTING POLICY

A.    INTRODUCTION

The Board of Directors (the “Board”) is committed to fulfilling its mandate to supervise the management of the business and affairs of Nevsun Resources Ltd. (the “Company”) with the highest standards and in the best interests of the shareholders of the Company. This election of directors and majority voting policy (the “Policy”) provides for majority voting in director elections at any meeting of the Company’s shareholders where an election of directors is held. Annual elections provide shareholders with the opportunity to hold directors accountable on an annual basis. Individual director elections provide insight into the level of support of shareholders for each director.

B.     APPLICATION

1.	Each director will be elected by the vote of a majority of the shares, represented in person or by proxy, at any meeting for the election of directors.

2.	Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

3.	The Chair of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting.

4.	If any nominee for director receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, the director must promptly tender his or her resignation to the chair of the Board, to take effect on acceptance by the Board.

5.	The corporate governance and nominating committee (the “CGN Committee”) will expeditiously consider the director's offer to resign and make a recommendation to the Board whether to accept it.

6.	The Board will promptly accept the resignation unless the CGN Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it.

7.	Within 90 days of the shareholders' meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release.

8.	Any director who tenders his or her resignation will not participate in the deliberations of the CGN Committee or the Board.

9.	In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate the director.

10.	Subject to any corporate law restrictions, the Board is not limited in any action it may take if a director's resignation is accepted, including (1) leaving a vacancy in the Board unfilled until the next annual general meeting, (2) filling the vacancy by appointing a new director whom the Board considers to merit the confidence of the shareholders, or (3) calling a special meeting of shareholders to consider new board nominee(s) to fill the vacant position(s).

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11.	Notwithstanding the above, this Policy does not apply to a contested election of directors; that is, where the number of nominees exceeds the number of directors to be elected or an election which involves a proxy battle in which proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

12.	The CGN Committee shall review this Policy from time to time and make recommendations to the Board for modifications as necessary or appropriate.

This Election of Directors and Majority Voting Policy was approved and adopted by the Board on March 19, 2013.

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